RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:06 16 April 2025 RNS Number : 1816F Unilever PLC 16 April 2025 TRANSACTIONS IN OWN SECURITIES 16 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 15 April 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 47.0200 Lowest price paid per share: GBP 46.7300 Volume weighted average price paid per share: GBP 46.8974 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 66,946,885 of its ordinary share and has 2,501,600,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 46.8974 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 787 46.97 XLON 09 256 46.99 XLON 09 301 47.01 XLON 09 43 47.01 XLON 09 361 46.99 XLON 09 283 46.97 XLON 09 223 46.97 XLON 09 228 46.97 XLON 09 269 46.99 XLON 09 246 46.93 XLON 09 237 46.93 XLON 10 243 46.91 XLON 10 242 46.89 XLON 10 234 46.90 XLON 10 227 46.91 XLON 10 238 46.90 XLON 10 228 46.92 XLON 10 16 46.92 XLON 10 142 46.92 XLON 10 262 46.94 XLON 10 227 46.94 XLON 10 226 46.95 XLON 10 4 46.99 XLON 10 252 46.99 XLON 10 242 46.98 XLON 10 99 46.94 XLON 10 137 46.94 XLON 10 159 46.93 XLON 10 8 46.91 XLON 10 254 46.91 XLON 10 238 46.90 XLON 10 249 46.94 XLON 10 188 46.99 XLON 11 267 46.99 XLON 11 246 46.99 XLON 11 12 46.97 XLON 11 36 46.97 XLON 11 162 46.97 XLON 11 27 46.97 XLON 11 24 46.92 XLON 11 235 46.90 XLON 11 314 46.90 XLON 11 259 46.91 XLON 11 331 46.88 XLON 11 231 46.87 XLON 11 177 46.92 XLON 11 49 46.92 XLON 11 203 46.87 XLON 11 27 46.87 XLON 11 226 46.88 XLON 11 116 46.90 XLON 11 294 46.90 XLON 11 227 46.88 XLON 11 256 46.90 XLON 11 208 46.88 XLON 12 35 46.88 XLON 12 242 46.86 XLON 12 234 46.84 XLON 12 113 46.82 XLON 12 290 46.81 XLON 12 253 46.85 XLON 12 229 46.86 XLON 12 226 46.86 XLON 12 226 46.85 XLON 12 263 46.83 XLON 12 245 46.80 XLON 12 228 46.85 XLON 12 231 46.85 XLON 12 74 46.85 XLON 12 283 46.87 XLON 12 272 46.86 XLON 12 223 46.85 XLON 13 262 46.85 XLON 13 252 46.87 XLON 13 222 46.85 XLON 13 30 46.85 XLON 13 30 46.85 XLON 13 226 46.84 XLON 13 136 46.82 XLON 13 201 46.82 XLON 13 220 46.86 XLON 13 52 46.86 XLON 13 19 46.84 XLON 13 250 46.82 XLON 13 237 46.84 XLON 13 238 46.84 XLON 13 1 46.84 XLON 13 99 46.84 XLON 13 296 46.85 XLON 13 228 46.87 XLON 13 113 46.85 XLON 13 154 46.85 XLON 13 229 46.85 XLON 13 99 46.83 XLON 13 34 46.83 XLON 13 46 46.83 XLON 13

7 46.83 XLON 13 7 46.83 XLON 13 57 46.83 XLON 13 3 46.83 XLON 13 239 46.84 XLON 13 10 46.84 XLON 13 32 46.84 XLON 13 32 46.84 XLON 13 32 46.84 XLON 13 127 46.84 XLON 13 233 46.85 XLON 14 97 46.86 XLON 14 104 46.86 XLON 14 206 46.86 XLON 14 228 46.84 XLON 14 255 46.81 XLON 14 247 46.78 XLON 14 237 46.82 XLON 14 88 46.85 XLON 14 145 46.85 XLON 14 236 46.80 XLON 14 236 46.77 XLON 14 228 46.81 XLON 14 230 46.75 XLON 14 94 46.73 XLON 14 94 46.73 XLON 14 157 46.83 XLON 14 110 46.83 XLON 14 258 46.84 XLON 14 238 46.84 XLON 14 259 46.82 XLON 14 70 46.79 XLON 14 159 46.79 XLON 14 226 46.84 XLON 14 142 46.82 XLON 14 127 46.73 XLON 14 150 46.73 XLON 14 245 46.73 XLON 14 219 46.73 XLON 14 243 46.76 XLON 14 233 46.85 XLON 14 238 46.84 XLON 14 242 46.85 XLON 14 240 46.81 XLON 14 228 46.81 XLON 14 244 46.80 XLON 14 234 46.84 XLON 14 228 46.85 XLON 14 230 46.86 XLON 14 213 46.83 XLON 14 17 46.83 XLON 14 160 46.84 XLON 14 72 46.84 XLON 14 227 46.85 XLON 14 226 46.85 XLON 14 226 46.88 XLON 14 226 46.84 XLON 14 228 46.84 XLON 14 164 46.85 XLON 14 65 46.85 XLON 14 186 46.89 XLON 14 48 46.89 XLON 14 67 46.89 XLON 14 2 46.87 XLON 14 225 46.87 XLON 14 316 46.87 XLON 14 258 46.87 XLON 14 244 46.89 XLON 14 115 46.87 XLON 14 59 46.87 XLON 15 23 46.89 XLON 15 53 46.89 XLON 15 171 46.89 XLON 15 229 46.87 XLON 15 234 46.85 XLON 15 106 46.85 XLON 15 8 46.85 XLON 15 176 46.85 XLON 15 91 46.85 XLON 15 108 46.87 XLON 15 160 46.87 XLON 15 40 46.87 XLON 15 271 46.87 XLON 15 321 46.85 XLON 15 98 46.83 XLON 15 148 46.83 XLON 15 249 46.83 XLON 15 165 46.87 XLON 15 79 46.87 XLON 15 240 46.87 XLON 15 12 46.87 XLON 15 76 46.87 XLON 15 149 46.87 XLON 15 238 46.87 XLON 15 31 46.91 XLON 15 207 46.91 XLON 15 235 46.91 XLON 15 233 46.89 XLON 15 226 46.94 XLON 15 229 46.94 XLON 15 244 46.96 XLON 15 228 46.96 XLON 15 235 46.97 XLON 15 59 46.96 XLON 15 338 46.98 XLON 15 287 46.98 XLON 15 268 46.96 XLON 15 247 46.96 XLON 15 17 46.98 XLON 15 219 46.98 XLON 15 16 46.96 XLON 15 210 46.96 XLON 15 412 46.94 XLON 15 382 46.98 XLON 15 104 47.02 XLON 15 103 47.02 XLON 15 183 47.02 XLON 15 172 47.02 XLON 15 263 47.00 XLON 15 300 47.02 XLON 15 319 47.00 XLON 15 34 46.98 XLON 15 332 47.00 XLON 15 165 46.93 XLON 15 67 46.94 XLON 15 44 46.94 XLON 15 44 46.94 XLON 15 109 46.94 XLON 15 309 46.95 XLON 15 305 46.96 XLON 15 35 46.98 XLON 15 5 46.98 XLON 15 321 46.98 XLON 15 34 46.98 XLON 15 48 46.98 XLON 15 48 46.97 XLON 15 54 46.97 XLON 15 118 46.97 XLON 15 80 46.97 XLON 15 217 46.95 XLON 15 152 46.95 XLON 15 59 46.96 XLON 16 181 46.96 XLON 16 249 46.98 XLON 16 248 46.98 XLON 16 279 47.00 XLON 16 279 47.02 XLON 16 358 47.00 XLON 16 352 46.97 XLON 16 373 46.98 XLON 16 180 46.97 XLON 16 182 46.97 XLON 16 290 46.98 XLON 16 8 46.96 XLON 16 272 46.96 XLON 16 359 46.96 XLON 16 363 46.97 XLON 16 360 46.95 XLON 16 360 46.91 XLON 16 410 46.91 XLON 16

267 46.91 XLON 16 268 46.91 XLON 16 256 46.88 XLON 16 275 46.86 XLON 16 358 46.90 XLON 16 135 46.89 XLON 16 189 46.89 XLON 16 269 46.89 XLON 16 126 46.87 XLON 16 206 46.88 XLON 16 98 46.88 XLON 16 134 46.87 XLON 16 339 46.88 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.